SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*


                MAX INTERNET COMMUNICATIONS, INC.
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                         (Name of Issuer)

                 Common Stock, par value $0.0001
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                  (Title of Class of Securities)

                           928957 10 9
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                           (CUSIP Number)

                     J. David Washburn, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                      Dallas, Texas  75201
                          214.761.2100
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           (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 31, 2000
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  928957 10 9                           Schedule 13D
=================================================================

(1)  Name of Reporting Person              Union Industries, Ltd.

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                       OO*

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                 Germany

     Number of Shares    (7)  Sole Voting               1,300,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          1,300,000
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                1,300,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.3%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

-----------------
*    Loan by private seller.
=================================================================

                            SCHEDULE 13D
                            ------------
                    Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          -------------------

     This Statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Max Internet Communications, Inc. (the "Issuer") and is originally filed by Union Industries, Ltd. (the "Reporting Person") on August 2, 2000. The Issuer's principal executive offices are located at 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225.

ITEM 2.   Identity and Background.
          -----------------------

     Information has been included below for the Reporting Person and, pursuant to Instruction C to Schedule 13D, information has also been included for Clendenin Finance Limited, a British
Virgin Islands corporation likely to be deemed in control of the Reporting Person (the "Controlling Person"). The Controlling Person is the sole shareholder of the Reporting Person. Mr. Geraldo Guimaraes is the sole director of the Controlling Person.

     REPORTING PERSON
     ----------------

     (a)  Name.  The name of the Reporting Person is Union
          Industries, Ltd.

     (b) Business Address. The business address for the Reporting Person is P. O. Box 146, Road Town, Tortola,
          British Virgin Islands.

     (c) Principal Business. The principal business of the Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

(d) and (e)    Proceedings.  During the previous five (5) years,
          the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Place of Organization. The Reporting Person is a corporation organized under the laws of the British
          Virgin Islands.

     CONTROLLING PERSON
     ------------------

     (a)  Name.  The name of the Controlling Person is Clendenin
          Finance Limited.

     (b) Business Address. The business address for the Controlling Person is P. O. Box 146, Road Town,
          Tortola, British Virgin Islands.

     (c) Principal Business. The principal business of the Controlling Person is the purchase, sale, exchange, acquisition and holding of investment securities. The Controlling Person currently owns only an interest in the Reporting Person.

(d) and (e)    Proceedings.  During the previous five (5) years,
          the Controlling Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Controlling Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Controlling Person was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Place of Organization. The Controlling Person is a corporation organized under the laws of the British
          Virgin Islands.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     The Reporting Person (and the Controlling Person in its capacity as the sole shareholder thereof) is the beneficial owner of 1,300,000 shares of the Issuer's Common Stock for which the Reporting Person paid an aggregate of $3,900,000 (U.S.). As payment for the shares, the Reporting Person executed and delivered an unsecured promissory note to Jasper Resources, Ltd., the seller of the shares. The note, which is attached as
Exhibit 1 hereto and incorporated herein by reference, is payable upon demand.

ITEM 4.   Purpose of Transaction.
          ----------------------

     The Reporting Person has acquired an interest in the Issuer as an investment and with a view toward making a profit therefrom. Based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may purchase additional securities of the Issuer through open market or privately negotiated transactions, or may dispose of all or a portion of the securities of the Issuer now or hereafter owned by him.

     The Reporting Person does not have any current plans or proposals which would relate to or would result in:

     * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     * any material change in the present capitalization or dividend policy of the Issuer;
     * any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;
     * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
     * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     *    any action similar to any of those enumerated above.

     The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,300,000 shares of Common Stock of the Issuer, representing approximately 7.3% of the class (based upon 17,734,242 shares of Common Stock outstanding at June 1, 2000 pursuant to the Issuer's Registration Statement on Form S-3 (Registration Statement No. 333-31392) declared effective by the U.S. Securities and Exchange Commission as of July 12, 2000).

     (b) Power to Vote and Dispose. The Reporting Person (and the Controlling Person in its capacity as the sole shareholder thereof) has sole voting and dispositive power over the shares identified in response to
          Item 5(a) above.

     (c) Transactions Within the Past 60 Days. Except as noted herein, neither the Reporting Person nor the Controlling Person has effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

     (d)  Certain Rights of Other Persons.  Not applicable.

     (e)  Date Ceased to be a 5% Owner.  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

     Except for the Promissory Note referenced in response to
Item 3 above, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 -    Promissory Note, dated July 31, 2000 by
                         Union Industries, Ltd. in favor of
                         Jasper Resources, Ltd.




                         [Signature Page Follows]

     After reasonable inquiry, and to the best of the Reporting
Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  July 31, 2000

                              Union Industries, Ltd.


                              By:     /s/ GERALDO GUIMARAES
                                   -----------------------------
                                   Geraldo Guimaraes
                                   Director



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
         criminal violations (See 18 U.S.C. XEC. 1001).